Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 4, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“A Prospectus dated 26 September 2006 in connection with the £2,000,000,000 Medium Term Note Programme of Gallaher Group Plc (the “Prospectus”) is available for viewing, by putting the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5062j_1_2006-9-26.pdf
The auditors' report and audited financial statements of Gallaher Group Plc for the financial year ended 31 December 2005:

 http://www.rns-pdf.londonstockexchange.com/rns/5062j_2-2006-9-26.pdf
The auditors' report and audited financial statements of Gallaher Group Plc for the financial year ended 31 December 2004:

http://www.rns-pdf.londonstockexchange.com/rns/5062j_3-2006-9-26.pdf
The auditors' report and audited financial statements of Gallaher Limited for the financial year ended 31 December 2005:

 http://www.rns-pdf.londonstockexchange.com/rns/5062j_4-2006-9-26.pdf
The auditors' report and audited financial statements of Gallaher Limited for the financial year ended 31 December 2004:

 http://www.rns-pdf.londonstockexchange.com/rns/5062j_5-2006-9-26.pdf

The Final Terms dated 29 September 2006 in respect of an issue of Euro 500,000,000 4.50 per cent. Step Up Notes due 2 April 2014 under the £2,000,000,000 Medium Term Note Programme of Gallaher Group Plc are available for viewing by putting the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/7295j_-2006-9-29.pdf

For further information, please contact Peter Whent, Group Treasurer – Tel: +44 1932 372652.

DISCLAIMER – INTENDED ADDRESSEES  Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries specified in the Final Terms and the Prospectus of the Issuer dated 26 September 2006 which forms the Base Prospectus of the Issuer (the “Base Prospectus”) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms and Base Prospectus whether or not you are part of the intended addressees of the information contained therein. In particular, there are restrictions on distribution of the Prospectus and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom, France and The Netherlands) and Japan (see the “Subscription and Sale” section of the Prospectus). The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended and are subject to U.S. tax law requirements, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons. Your right to access this service is conditional upon complying with the above requirement.”

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: October 4, 2006	Title:	Deputy Company Secretary